                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. )

                    Under the Securities Exchange Act of 1934

                            LAYNE CHRISTENSEN COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    521050104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Wynnefield Partners Small Cap Value, L.P.
                               450 Seventh Avenue
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                                 (212) 760-0134
--------------------------------------------------------------------------------
  Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey S. Tullman, Esq.
                                 Kane Kessler PC
                                 1350 6th Avenue
                            New York, New York 10019
                                 (212) 541-6222

                                 August 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

-------------------                               -----------------------------

CUSIP NO. 871371100                               Page    2    of   15    Pages
                                                       -------   --------
-------------------                               -----------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Partners Small Cap Value, L.P. 13-3688497
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               318,500
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  318,500
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         318,500
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                               -----------------------------

CUSIP NO. 871371100                               Page    3    of   15    Pages
                                                       -------   --------
-------------------                               -----------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Small Cap Value Offshore Fund, Ltd.
         (No IRS Identification No.)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                           (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               186,800
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  186,800
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         186,800
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                               -----------------------------

CUSIP NO. 871371100                               Page    4    of   15    Pages
                                                       -------   --------
-------------------                               -----------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Partners Small Cap Value L.P. I  13-3953291
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               395,750
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  395,750
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         395,750
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                               -----------------------------

CUSIP NO. 871371100                               Page    5    of   15    Pages
                                                       -------   --------
-------------------                               -----------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Channel Partnership II, L.P. 22-3215653
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) [ ]
                                                                       (b) [X]


--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         New York
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               10,000
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  10,000
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                               -----------------------------

CUSIP NO. 871371100                               Page    6    of   15    Pages
                                                       -------   --------
-------------------                               -----------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Capital Management, LLC  13-4018186
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) [ ]
                                                                       (b) [X]


--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               714,250
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  714,250
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         714,250
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                               -----------------------------

CUSIP NO. 871371100                               Page    7    of   15    Pages
                                                       -------   --------
-------------------                               -----------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Capital, Inc.  13-3688495
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               186,800
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  186,800
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         186,800
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                               -----------------------------

CUSIP NO. 871371100                               Page    8    of   15    Pages
                                                       -------   --------
-------------------                               -----------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         N/A
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               18,100
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  18,100
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,100
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                               -----------------------------

CUSIP NO. 871371100                               Page    9    of   15    Pages
                                                       -------   --------
-------------------                               -----------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nelson Obus
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               28,100
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                901,050
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  28,100
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               901,050
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         929,150
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                               -----------------------------

CUSIP NO. 871371100                               Page    10    of   15    Pages
                                                       -------   --------
-------------------                               -----------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joshua Landes
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0
      NUMBER OF         --------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                901,050
         EACH           --------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               901,050
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         901,050
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.
------   -------------------

         This Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of Layne Christensen Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1900 Shawnee Mission Parkway, Mission Woods, Kansas 66205.

Item 2.  Identity and Background
-------  -----------------------

         This Schedule 13D is filed by Wynnefield Partners Small Cap Value, L.P. ("Partners"), Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund"), Wynnefield Partners Small Cap Value L.P. I ("Partners I"), Channel Partnership II, L.P. ("Channel"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan ("Plan"), Nelson Obus, and Joshua Landes. Partners, Fund, Partners I, Channel, WCM, WCI, the Plan, Mr. Obus and Mr. Landes are sometimes referred to collectively as the Reporting Persons.

         Partners and Partners I are private investment companies organized as limited partnerships under the laws of the State of Delaware. Channel is a private investment company organized as a limited partnership organized under the laws of the State of New York. WCM, a New York limited liability company, is the general partner of Partners and Partners I. Fund is a private investment company organized under the laws of the Cayman Islands. WCI, a Delaware corporation, is the investment manager of Fund. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI. The Plan is an employee profit sharing plan. Mr. Obus has the power to direct the vote and the disposition of the Shares held by the Plan. Messrs. Obus and Landes are citizens of the United States.

         The business address of each of the Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

         During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         This Schedule 13D is not being filed to report any additional purchases of Shares by any of the Reporting Person and is being filed to report a change in the Reporting Persons' investment intent as described in Item 4 below which may be deemed to cause the Reporting Persons to become ineligible to continue reporting their interest in the Shares on a Schedule 13G.

         Each of the Reporting Persons who directly beneficially owns Shares purchased such shares from the separate working capital of such entities, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors, or, with respect to the Plan, on behalf of the beneficiaries, and capital appreciation derived therefrom.

Item 4.  Purpose of the Transaction
-------  --------------------------

         The Reporting Persons have been investors in the issuer for almost a decade. As a result of the recent departure of two directors from the Issuer's board of directors who represented large independent stockholders, Mr. Obus has requested that he be appointed to the Issuer's board of directors in order to insure that the Issuer's institutional shareholder base has direct board representation. A copy of the letter dated August 13, 2003 from Mr. Obus to the Issuer requesting a seat on the Issuer's board of directors is annexed hereto as
Exhibit 2.

         The Reporting Persons intends to continually review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional Shares, or alternatively, may involve the sale of all or a portion of the Shares held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.

         The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.

         Except as otherwise set forth above, the Reporting Persons have no plans to effect any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         The following table set forth certain information with respect to the Shares beneficially owned directly by the Reporting Persons.

Name                     Number of Shares           Approximate Percentage of
----                     ----------------           Outstanding Shares
                                                    ------------------
Partners(1)              318,500                    2.6%
Fund(2)                  186,800                    1.5%
Partners I(3)            395,750                    3.3%
Channel(4)               10,000                     0.1%
Plan(4)                  18,100                     0.1%
Total                    929,150                    7.7%

(1) WCM, Mr. Obus and Mr. Landes have an indirect beneficial interest in these shares.

(2) WCI, Mr. Obus and Mr. Landes have an indirect beneficial interest in these shares.

(3) WCM, Mr. Obus and Mr. Landes have an indirect beneficial interest in these shares.

(4)  Mr. Obus has an indirect interest in these shares.

         WCM is the sole general partner of Partners and Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares owned by Partners and Partners I. WCM, as the sole general partner of the Partners and Partners I, has the power to direct the voting and disposition of the Shares that Partners and Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the Shares that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that Fund beneficially owns. WCI , as the sole investment manager of Fund, has the power to direct the voting and disposition of the Shares that Fund beneficially owns. Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the Shares that WCI may be deemed to beneficially own.

         Mr. Obus is the general partner of Channel and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that Channel beneficially owns. Mr. Obus , as the general partner of Channel, has the power to direct the voting and disposition of the Shares that Channel beneficially owns.

         Mr. Obus has the authority to direct the voting and disposition of the Shares that the Plan beneficially owns. Accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Shares that the Plan beneficially owns.

         In the aggregate, the Reporting Persons may be deemed to own beneficially (and may be deemed to have voting and dispositive power over) 929,150 Shares, constituting approximately 7.7% of the outstanding Shares. The percentage of shares owned as reported herein is based upon 12,070,154 Shares outstanding on May 22, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended April 30, 2003.

         The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act or otherwise, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         The Reporting Persons effected the following transactions in Shares during the past 60 days.

                  Transaction     # of Shares   Date            Average Cost
                  -----------     -----------   ----            ------------

         (i)      Partners:

                  Purchase           6,100      June 24, 2003   $8.00

         (ii)     Partners I:

                  Purchase           8,100      June 24, 2003   $8.00
                  Purchase          18,150      June 26, 2003   $8.00
                  Sale              18,100      June 27, 2003   $8.06

         (iii)    Fund:

                  Purchase           5,800      June 24, 2003   $8.00

         (iv)     Plan:

                  Purchase          18,100      June 27, 2003   $8.06

Item 6. Contracts, Arrangements, Understands or Relationships With Respect to Securities of the Issuer
------   -----------------------------------------------------------

         Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of August 22, 2003 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1.

         Except for the agreement described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1         Joint Filing Agreement, dated as of August 22, 2003

Exhibit 2         Letter to Issuer dated August 13, 2003

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2003.

-----------------------------------   ---------------------------------------
Wynnefield Partners Small Cap         Wynnefield Partners Small Cap
Value, L.P.                           Value, L.P. I

By:  Wynnefield Capital Management    By: Wynnefield  Capital Management LLC,
LLC, its General Partner              its General Partner

By: /s/ Nelson Obus                   By: /s/ Nelson Obus
    ---------------                       ---------------
Co-Managing Member                    Co-Managing Member

-----------------------------------   ---------------------------------------
Wynnefield Small Cap Value Offshore   Wynnefield Capital Management LLC
Fund, Ltd.

By: Wynnefield Capital, Inc.          By: /s/ Nelson Obus
By: /s/ Nelson Obus                       ---------------
    ---------------                   Co-Managing Member
President

-----------------------------------   ---------------------------------------
Wynnefield Capital, Inc.

By: /s/ Nelson Obus                   /s/ Nelson Obus
    ---------------                   ---------------
President                             Nelson Obus
-----------------------------------   ---------------------------------------
                                      Channel Partnership II, L.P.


/s/ Joshua Landes                     By: /s/ Nelson Obus
------------------                        ---------------
Joshua Landes                         General Partner

-----------------------------------   ---------------------------------------
Wynnefield Capital, Inc. Profit
Sharing &  Money Purchase Plans


By: /s/ Nelson Obus
Authorized Signatory
-----------------------------------   ---------------------------------------


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